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                                                       FILED BY DOUBLECLICK INC.
                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                        AND DEEMED FILED PURSUANT TO RULE 14a-12
                                          OF THE SECURITIES EXCHANGE ACT OF 1934

                                               SUBJECT COMPANY: DOUBLECLICK INC.
                                                   COMMISSION FILE NO. 000-23709

                    DOUBLECLICK/NETCREATIONS CONFERENCE CALL

PARTICIPANTS:

Jeff Epstein, EVP
Rosalind Resnick
Q&A: Wenda Millard

Cautionary Note Regarding Forward-Looking Statements under the Private Securities Litigation Reform Act of 1995: Information in this release that involves each of DoubleClick's, NetCreations' and, assuming the merger is completed, the combined company's expectations, beliefs, hopes, plans, intentions or strategies regarding the future are forward-looking statements that involve risks and uncertainties. These statements include statements about DoubleClick's, NetCreations' and the combined company's strategies in the marketplace, their market positions and their relationships with customers. All forward-looking statements included in this release are based upon information available to DoubleClick and NetCreations as of the date of the release, and neither DoubleClick, NetCreations nor the combined company assumes any obligation to update any such forward-looking statement. These statements are not guarantees of future performance and actual results could differ materially from each company's current expectations. Factors that could cause or contribute to such differences include, but are not limited to, the completion of the merger, and if completed, the successful integration of NetCreations into DoubleClick.

JEFF EPSTEIN:

Good morning, and thank you for joining us to discuss our announcement earlier this morning of a definitive agreement for DoubleClick to acquire NetCreations in an all-stock transaction. The deal will build our list management capabilities and in fact position DoubleClick to have the largest email list in the world. Given our leading technology platform and globally-distributed customer base, this is an exciting addition and complement to our email business.






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Many of you are probably familiar with NetCreations, which is the leader in opt-in email list management, brokerage and delivery, and is a profitable company. Through PostmasterDirect.com, NetCreations already have 15 million members in its database and is adding 50,000 new names each day, while DoubleClick has another 7 million. With 22 million names under management, we believe that the combined database will be the world's largest.

NetCreations has shown an ability to generate more revenue per name than its competitors, signifying the strength of the business model and a leading ability to monetize each name. NetCreations has sent messages for over 2000 direct marketing customers already, including such companies as Dell, J Crew and Ziff Davis.

Additionally, NetCreations manages opt-in email lists through exclusive partnerships with more than 350 third-party Web sites including About.com, Uproar, Network Solutions and CNET. Their lists can be segmented for targeting into over 3000 topical categories.

We are pleased to be integrating a company with as strong a profile as NetCreations into DoubleClick:
-  The leader in their space;
-  Profitable;
-  Proven ability to execute;
-  Strong management; and a
-  Clear understanding of privacy and the email users' rights.

The terms are a fixed exchange ratio of 0.41 shares of DoubleClick common stock for each NetCreations share. They have just under 16 million shares outstanding. This values NetCreations at about $191M, or $12.15 per share based on yesterday's close, which represents a 17% premium to the 10-day average stock price. In addition, this 0.41 exchange ratio represents a 42% premium over the 10-day average exchange ratio. DoubleClick will issue an additional 6.5 million shares. The deal will be immediately accretive upon closing. Analyst reports publicly available on NetCreations show expected revenue this year to be around $65 million. NetCreations reported on 6/30/00 that they had $38.3 million in cash, although they've spent some of that in the ensuing quarter. We expect this transaction to be completed in the 4th quarter of 2000 or the 1st quarter of 2001, and to be accounted for as a purchase.

As many of you know, we have been building out our email suite of products, and we feel this is a tremendous complement to our strategy and growth plans. DoubleClick has 4 products today in the DARTmail area, one of those being the list management product. This transaction will build that product offering out significantly.

With that, let me introduce Rosalind Resnick, the CEO of NetCreations. Rosalind has been involved from the beginning of the email direct marketing industry, and is a tremendous resource. List services will report into our Media group, headed by Wenda Millard. Rosalind will work closely with Wenda, with myself in Corporate Development,






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and with Andy Jacobson,  who has been running our Sonar network. Andy, Wenda and
Rosalind will be working together to really grow the email business area in all the product areas, not just list management. I'd like Rosalind to say a few words about why she feels this will be a good fit for NetCreations. Then we can move into Q&A, and Wenda Millard will join us for that.

ROSALIND RESNICK:

Thank you, Jeff.

We feel the opportunity for NetCreations to leverage DoubleClick's scale, resources and distribution into an even bigger entity will be an exciting undertaking. We have seen that marketers will overwhelmingly choose to work with the largest and most reliable list management team, and we believe that this move with DoubleClick achieves that goal.

There are so many compelling reasons for this combination for us. For example, we will have access to DoubleClick's salesforce, which alongside the network of industry relationships we already have, will really enhance our market presence. We will also be able to leverage DoubleClick's global reach. Given that 20% of our members are outside the US, DoubleClick should be able to sell these names more effectively in the future. Overall, we will be able to monetize each member more aggressively.

Also, our customers will be transitioning onto the DARTmail technology over time, leading to a very scaleable and robust delivery and reporting solution. DoubleClick has had the resources to create technology solutions that could have been time-consuming and expensive for us to try to do in-house. So, we'll have the most names and the most capacity, in a fast-growing market segment where we also have leading expertise.

We will become a very strong product offering in DoubleClick's integrated suite of products for marketers. Additionally, we will be able to help recruit from among our 350 partner sites such as internet.com, CBS Sportsline and Cnet, in order to have them join the Email newsletter network.

So you can see there are a number of ways for us to mutually grow and benefit, and our whole team is excited about this next stage for us, and about joining a family of related email products and technology offerings.

With that, we can open it up for a Q&A session, where Wenda will join me and Jeff.

Q&A:

WHY DID NETCREATIONS HAVE TO PRE-ANNOUNCE A MISS THIS 3Q00? GIVEN THAT IT WAS ATTRIBUTED TO DOT-COM SPENDING, HOW COMFORTABLE DO YOU FEEL THAT YOU CAN CONTROL FORECASTS GOING FORWARD?






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As indicated in the press release issued by NetCreations on 9/12, they were impacted by a pullback in B2C marketing. The company will benefit now by being part of a larger organization with a more diversified and global customer base.

HOW MUCH WILL BE AMORTIZED AS A RESULT OF THIS DEAL? OVER WHAT TIME FRAME?

The purchase accounting is still being worked out, but it looks like approximately $150 M over 3 years.

WHAT ABOUT DOUBLE OPT-IN VERSUS SINGLE?

NetCreations has deployed the leading double opt-in standard, and we will continue to offer that among our suite of products. We will continue to offer PostmasterDirect under the same double opt-in terms. NetCreations protects the privacy of consumers on the Internet by not disclosing email addresses or any other personally identifiable information to direct marketers, which is in alignment with DoubleClick's own privacy policy. DoubleClick will be able to offer a choice to their customers, once this transaction is complete, of either double opt-in or single opt-in products.

ADDITIONAL INFORMATION:

THE URL FOR NETCREATIONS IS: www.netcreations.com

Cautionary Note Regarding Forward-Looking Statements under the Private Securities Litigation Reform Act of 1995: This news release contains statements of a forward-looking nature relating to the future events or the future financial results of DoubleClick. Investors are cautioned that such statements are only predictions and that actual events or results may differ materially. Such forward-looking statements include, but are not limited to, statements regarding the likelihood and timing of the closing, the expected benefits of the merger, the ability of the combined company to successfully develop and supply products after the merger, and the future growth of the markets served by the companies. In evaluating such statements, investors should specifically consider the various factors which could cause actual events or results to differ materially from those indicated from such forward-looking statements, including the matters set forth in DoubleClick's reports and documents filed from time to time with the Securities and Exchange Commission.

Additional Information and Where to Find It: It is expected that DoubleClick will file a Registration Statement on Form S-4 with the Securities and Exchange Commission and NetCreations will file a proxy statement with the SEC in connection with the Merger, and that DoubleClick and NetCreations will mail a Proxy Statement/Prospectus to stockholders of NetCreations containing information about the Merger. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Proxy Statement/Prospectus will contain important information about DoubleClick, NetCreations, the Merger, the persons soliciting proxies relating to the Merger, their interests in the Merger, and related matters. Investors and security holders will be able to obtain free copies of these documents, once available, as well as each company's other SEC filings, through the website maintained by the SEC at http://www.sec.gov. Free copies of the Proxy Statement/Prospectus, once available, and DoubleClick's other SEC filings may be obtained from DoubleClick by directing a request through the Investors Relations portion of DoubleClick's website at http://www.doubleclick.net or by mail to DoubleClick Inc., 450 West 33rd Street, New York, NY 10001, Attention: Investor Relations,
Telephone: (212) 683-0001. Free copies of the






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Proxy Statement/Prospectus, once available, and NetCreations other SEC filings may be obtained from NetCreations by directing a request through the Investors Relations portion of NetCreations' website at http://www.netcreations.com or by mail to NetCreations, Inc. 379 West Broadway, Suite 202, New York, NY 10012
Attention: Investor Relations, Telephone: (212) 625-1370.

In addition to the Registration Statement and the Proxy Statement/Prospectus, DoubleClick and NetCreations file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by DoubleClick or NetCreations at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. DoubleClick's and NetCreations' filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Participants in Solicitation: NetCreations and DoubleClick and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from NetCreations, Inc.'s stockholders in favor of the adoption of the merger agreement. A description of any interests that NetCreations' and DoubleClick's directors and executive officers have in the merger will be available in the Proxy Statement/Prospectus.